SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2003

Waxman Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-5888	34-0899894
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

24460 Aurora Road, Bedford Heights, Ohio	44146
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 439-1830

Not Applicable

(Former name or former address, if changed since last report.)

Item 12. Results of Operations and Financial Condition.

On October 30, 2003, Waxman Industries, Inc. (the "Company") issued a press release announcing its fiscal 2004 first quarter earnings and condensed income statements for the periods ended September 30, 2003 and 2002 and condensed balance sheets for September 30, 2003 and June 30, 2003. The press release is annexed as an exhibit and incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAXMAN INDUSTRIES, INC.
(Registrant)

Date: October 30, 2003

By: /s/ Mark W. Wester

Name: Mark W. Wester
Title: Senior Vice President and
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.		Page No.
99.3	The Company's Press Release, dated October 30, 2003, regarding its fiscal 2004 first quarter earnings and condensed income statements for the periods ended September 30, 2003 and 2002 and condensed balance sheets for September 30, 2003 and June 30, 2003.	